

July 13, 2015

Via E-mail
Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 3700
Denver, Colorado 80203

> **Re: Cimarex Energy Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2015**
> **Filed May 5, 2015**
> **File No. 1-31446**

Dear Mr. Korus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2015

Management's Discussion and Analysis, page 16

Operating Costs and Expenses, page 17

1.   Your disclosure under this section includes discussion of a ceiling test impairment charge recorded during the quarter ended March 31, 2015 and your expectation that additional charges will be recorded in future periods if commodity prices do not improve.

Given the manner in which the full cost ceiling test limitation is calculated, it appears that you would have an adequate basis to quantify reasonably possible near-term impacts of ceiling test impairments. Accordingly, revise your disclosure to quantify the extent to which the impact of current prices will be reflected in your accounting and reporting based on your reasonable expectation of future impairment, especially in the near term. See Section III.B of SEC Release 33-8350.

2.   We note that, in response to lower prices, your exploration and development budget for 2015 is substantially lower than actual expenditures for 2014. If the development plans underlying your estimates of proved reserves will not be undertaken if prices do not increase, revise your disclosure to quantify the extent to which proved reserves are associated with such plans. See Section V of SEC Release 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant